IMOGO MOBILE TECHNOLOGIES CORP.

15831 8th Avenue NE
Shoreline, WA 98155

April 4, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Mara L. Ransom
Assistant Director

Dear Sirs:

Re:	Imogo Mobile Technologies Corp. ("the Company")
Form 10-K/A for the Fiscal Year Ended November 30, 2010
Filed December 12, 2011
Form 8-K
Filed February 7, 2012
File No. 000-51976

We refer to your letter of February 27, 2012 addressed to the Company with your comments on the Company's Form 10-K/A for the Fiscal Year Ended November 30, 2010 filed December 12, 2011, and form 8-K filed February 7, 2012. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.

We note that on February 14, 2012 the British Columbia Securities Commission issued a Cease Trade Order with respect to your securities. Please tell us and disclose the implications of this order on your ability to issue or sell your securities until you are able to comply with the order and include this disclosure in future filings. Please see Item 201(a)(1)(i) of Regulation S-K. Please also consider filing a Form 8-K to discuss the information set forth in Item 3.01 of this form.

Response: The implications of the BCSC Cease Trade Order are minimal to our company as to the best of our knowledge we have no Shareholders in British Columbia. The BCSC is acting under powers provided by BC Instrument 51-509 which gives the BCSC jurisdiction over OTC listed companies which they feel have a connection to British Columbia. We take issue with the assertion regarding any connection to British Columbia. However, we are working at rectifying the Cease Trade Order with the BCSC and making the filings they have required. We anticipate that the order will be lifted shortly.

Additionally, we do not believe that disclosure under Item 201(a)(1)(i) of Regulation S-K applies in the case of the BCSC Cease Trade Order. We do not have a market in Canada and the BCSC is not our principal regulator. Similarly, disclosure under Item 3.01 of the Current Report Form 8-K does not apply to our company as our securities are only traded on an automated inter-dealer quotation system. The SEC is our principal regulator and the actions taken by the BCSC have limited impact on our company or our investors.

Form 8-K filed February 7, 2012

2.

We note your disclosure that "[o]n January 26, 2012, our board of directors approved an agreement and plan of merger to merge with and into our wholly-owned subsidiary Imogo Mobile Technologies Corp..." Please amend this filing to provide the information required by Items 1.01 and 2.01 of Form 8-K or tell us why you believe this is unnecessary. In this regard, we note the Form 8-K you filed on January 17, 2012 that indicates your intent to acquire all of the shares of Imogo, however, it is not clear when this acquisition took place. Please also tell us whether the merger required shareholder approval and, if so, why you have not filed an information statement on Schedule 14C.

Response: The merger between our company and Imogo Mobile Technologies Corp., was effected exclusively for the purposes of changing the name of our company. Imogo, the subsidiary was incorporated by our company, had no assets, no operations and no history prior to the merger. Upon the completion of the merger, it dissolved and ceased to exist.

Under Nevada corporate law, a company may merge with a wholly owned subsidiary if the only amendments to the articles are limited to the change of name, without the need for shareholder approval of either company. Consequently, this is a frequently employed procedure by Nevada incorporated companies to effect a name change without the expense and delay of seeking out shareholder approval, filing of a 14C or 14A and a general mail out.

We do not believe that the merger agreement between our company and our subsidiary was a material event and therefore not subject to disclosure under Item 1.01. Additionally, we did not acquire any assets via the merger and therefore, similarly, do not believe that any disclosure under Item 2.01 is required. The filing of the articles of merger with Nevada and resulting name change were material changes to our company and these were disclosed in the Current Report on Form 8-K filed on February 24, 2012.

Yours truly,

IMOGO MOBILE TECHNOLOGIES CORP.

Per:	/s/ Stewart Irvine

Stewart Irvine
President